

November 6, 2012

Via Email
J. Theodore Borter
President
GS Mortgage Securities Trust 2011-GC5
GS Mortgage Securities Corporation II
Goldman Sachs Mortgage Company
Citigroup Global Markets Realty Corp.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

>   **Re: GS Mortgage Securities Trust 2011-GC5**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 30, 2012 (as amended July 27, 2012)**
>   **File No. 333-171508-01**
>
>   **Goldman Sachs Mortgage Company**
>   **Form ABS-15G for the Initial Period Ended December 31, 2011**
>   **Filed February 13, 2012 (as amended February 27, 2012)**
>   **Form ABS-15G for the Quarter Ended – March 31, 2012**
>   **Filed May 15, 2012**
>   **Form ABS-15G for the Quarter Ended – June 30, 2012**
>   **Filed August 14, 2012**
>   **File No. 025-00528**
>
>   **Citigroup Global Markets Realty Corp.**
>   **Form ABS-15G for the Initial Period Ended December 31, 2011**
>   **Filed February 13, 2012**
>   **File No. 025-00519**

Dear Mr. Borter:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1122 of Regulation AB, page 7

1. With a view towards disclosure please tell us, for each servicing criteria listed in Item 1122(d) of Regulation AB, the entity participating in the servicing function assigned responsibility for such criterion as applicable. Please provide the information in a graph or table if doing so will aid understanding.

2. We note that the management of Wells Fargo Commercial Mortgage Servicing has identified the failure to timely file continuation statements for certain Uniform Commercial Code financing statements as required by the transaction agreements to be a material instance of noncompliance with servicing criteria applicable to it. This disclosure, however, does not provide any indication as to the extent or scope of the problem or the impact of the identified material instance of noncompliance. Therefore, please describe, with a view towards disclosure, the extent of the problem; whether any loans that became unperfected lost priority and, if so, how many; and whether the identified instance of noncompliance involved the transaction covered by this Form 10-K.

3. We note that to address the material instance of noncompliance Wells Fargo "provided enhanced training to responsible personnel, improved the quality of relevant computer data feeds and generally tightened it procedures for the filing of continuation statements." We believe a more granular discussion is necessary to understand how these steps have addressed the identified material instance of noncompliance. Therefore, please describe, with a view towards disclosure, the "relevant computer data feeds" and how they were improved; how the procedures for the filing of continuation statements were "tightened"; and how the steps taken by Wells Fargo mitigate the risk of a reoccurrence of the identified material instance of noncompliance.

Exhibit 31.1

4. Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 13a-14(d) or Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, the certification includes language that is not part of Item 601(b)(31)(ii), your introductory sentence includes the title of the certifying individual and your 5th paragraph omits the words "for asset-backed securities" twice. Please confirm that in future filings, the certification you file will be revised so that the identification of the certifying individual at the beginning of the certification does not include the individual's title and that the certification will follow the specific form and content of Item 601(b)(31)(ii).

<u>Forms ABS-15G of Goldman Sachs Mortgage Company and Citigroup Global Markets Realty
Corp.</u>

5. We note that the Forms ABS-15G filed by Goldman Sachs Mortgage Company and
    Citigroup Global Markets Realty Corp., as securitizers of GS Mortgage Securities Trust
    2011-GC5, each include a footnote that they have "attempted to gather" information
    required by Rule 15Ga-1 by conducting specified actions "…among other things…" and
    that each securitizer cannot be certain that they have obtained all applicable Reporting
    Information because "among other things" of specific reasons. Your statements do not
    clearly indicate whether you have provided all information required by Rule 15Ga-1 that
    can be acquired without unreasonable effort or expense. Please (1) confirm that, for the
    time periods covered by the above-referenced Forms ABS-15G, (i) each securitizer has
    provided the information that they do possess or can acquire without unreasonable effort
    or expense and (ii) if any securitizer has not provided such information, it has provided a
    statement that fully explains why any omitted information would require unreasonable
    effort or expense and (2) represent that all future Forms ABS-15G filed with the
    Commission will clearly indicate that each securitizer has provided all information
    required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense.
    Refer to Rule 15Ga-1(a)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Stasny, Special Counsel, at 202-551-3674 or me at 202-551-3225 if you have any questions.

Sincerely,

Robert Errett
Special Counsel